August 17, 2009

BY FACSIMILE (202-772-9918) AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Laura Crotty, Staff Attorney
Division of Corporation Finance
Mail Stop 4720

Re:	Health Net, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-12718

Dear Ms. Crotty:

I am in receipt of the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s most recent letter dated August 11, 2009 to Health Net, Inc. (“Health Net”), regarding Health Net’s executive compensation disclosure in its Definitive Schedule 14A filed April 8, 2009 (the “Schedule 14A”).

The response set forth below contains the Staff’s comments in total from its letter of August 11, set off in bold type. Capitalized terms not otherwise defined herein have the meanings given to such terms in the Schedule 14A.

1.	We note your response to our prior comment 1. Please confirm that you will discuss the following items in your 10-K for the year ended December 31, 2009 or your Definitive Proxy Statement:

•	Any special bonus programs, including reason(s) for such program;

•	Specific goals and targets, including a quantified description if available; and

•	The extent to which goals and targets are achieved.

Health Net confirms that it will discuss the following items in its Form 10-K for the year ended December 31, 2009 or its 2010 Definitive Proxy Statement, to the extent such items are applicable and to the extent such items do not involve confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for Health Net, in accordance with Item 402(b) of Regulation S-K:

•	Any special bonus program, including the reason(s) for such special bonus program;

•	Specific goals and targets, including a quantified description, if available; and

•	The extent to which goals and targets are achieved.

* * * * *

Health Net acknowledges that:

•	Health Net is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Health Net may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the response set forth above, please do not hesitate to contact me at 818-676-6703.

Sincerely,

/s/ Jay M. Gellert

Jay M. Gellert

President and Chief Executive Officer